Exhibit 99.1

SuperX Introduces AIIC 2.0, Adding Model as a Service (MaaS) at the AI Innovation Centre in Singapore

Upgrade adds locally deployed model services at the AI Innovation Centre, which opened in April 2026

SINGAPORE, September 30, 2026 — SuperX AI Technology Limited (NASDAQ: SUPX) (“SuperX” or the “Company”) today introduced AIIC 2.0, an upgrade to the AI Innovation Centre (“AIIC”) that adds Model as a Service (“MaaS”) capabilities. As announced on April 15, 2026, AIIC was launched jointly by STTGDC and SuperX, and is located at the STT Singapore 5 facility in Tai Seng. The upgrade allows customers to access pre-deployed models through an API, without deploying and operating the models themselves.

The Centre was built so that enterprises could move from experimentation to production without standing up their own AI infrastructure. By adding model services, AIIC 2.0 removes the next step customers previously had to take on themselves — deploying and operating the model — so they can focus on the workload rather than the underlying infrastructure.

AIIC 2.0 Adds Locally Deployed Model as a Service

Through the AIIC 2.0 upgrade, the Centre now supports Model as a Service for organizations in Singapore and elsewhere in Southeast Asia, enabling customers to test and validate AI workloads and to progress from pilot deployments toward broader adoption.

●	Ready-to-use model services: Organizations can access pre-deployed models through an API without having to deploy and operate the models themselves. The service currently supports GLM-5.3, an open-weight model hosted by SuperX at the AI Innovation Centre in Singapore. Additional open-weight models may be added following internal technical and compliance review.

●	Local deployment and support: For models hosted at AIIC, customer data and model inference remain within Singapore, and customer inputs and outputs are not transmitted to the model developers. Local deployment is also designed to provide lower network latency for users in the region and access to local technical support.

●	Usage management and control: Organizations can monitor model usage and manage access, quotas and costs across departments and users.

AIIC 2.0 combines locally deployed model services with the Centre’s existing AI experimentation and deployment capabilities, giving customers greater flexibility to evaluate, access and scale AI models based on their requirements.

Access to AIIC model services is subject to customer onboarding and screening procedures and to applicable export control, sanctions and acceptable use requirements.

For more information on the AI Innovation Centre, visit https://www.superx.sg/cloud/aiic

About SuperX AI Technology Limited

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.

Important factors that could cause actual results to differ materially include: our dependence on third-party model providers and on the terms on which they make their models available; the continued availability and licensing of open-weight models; changes in export control, sanctions and other regulatory requirements applicable to AI compute and model services; the absence of an established revenue history for the products described in this press release; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. Statements in this press release regarding the availability, functionality, performance, pricing or customer adoption of AIIC 2.0, and the models and providers supported by it, are forward-looking and subject to change. Product capabilities described in this press release may be modified or discontinued. Forward-looking statements are only predictions and the reader is cautioned not to rely on them. Actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations and Media Contact

SuperX AI Technology Limited

Investor Relations: ir@superx.sg

Website: www.superx.sg

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